UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated April 18, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 18, 2023 Comisión Nacional de Valores

Re.: Report of Notice of Complaint in the case:

“ASOCIACIÓN CIVIL DE USUARIOS BANCARIOS ARGENTINOS (ACUBA) C/ TELECOM ARGENTINA S.A. S/ MATERIA A CATEGORIZAR” -

Docket No. 1591/22

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (the “Company”), in order to inform you that today the Company was notified of a complaint filed in the proceedings indicated in the reference before the Lower Court hearing Civil and Commercial Matters No. 1, of the City of Olavarría, Province of Buenos Aires.

The action brought by ACUBA on behalf of the users of cable TV of the City of Olavarría (including inactive clients), petitions the court to rule that the increase in cable TV prices as from February 2014 are void, to order the reimbursement of said price increases plus interests, to order the payment of a civil fine to the represented users and to order the enforcement of the settlement agreement approved in the proceedings “ASOCIACION CIVIL DE USUARIOS BANCARIOS C/ CABLEVISIÓN S.A. S/ NULIDAD DE ACTO JURIDICO” Docket 2063/2009 Y “ASOCIACION CIVIL DE USUARIOS BANCARIOS C/ CABLEVISIÓN S.A. S/ NULIDAD” Docket 34356/2008 before the Lower Court hearing Civil and Commercial Matters No. 2, of the City of Olavarría, whereby Cablevisión had to inform the increase in cable TV prices to Olavarría users in a separate notification, together with invoices, 30 days in advance.

The Company, with the assistance of its legal counsel, will defend its interests within the framework of this action.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 18, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations